Exhibit 99.3

Linkage Global Inc Announces First Half 2025 Financial Results

TOKYO, July 3, 2025 (GLOBE NEWSWIRE) -- Linkage Global Inc (“Linkage Cayman”, or the “Company”), a cross-border e-commerce integrated services provider headquartered in Japan, today announced its unaudited financial results for the six months ended March 31, 2025.

First Half 2025 Selected Financial Metrics

●	Total revenues decreased by approximately $1.30 million to approximately $3.50 million for the six months ended March 31, 2025, compared to approximately $4.80 million for the same period of 2024.

●	Gross profit increased by approximately $1.99 million to $2.70 million for the six months ended March 31, 2025, from approximately $0.71 million for the same period of 2024. Cross-border sales margin improved from 12.70% to 21.31%, while integrated e-commerce services margin rose from 50.67% to 93.56% during the same period.

●	Net loss increased from approximately $1.41 million for the six months ended March 31, 2024 to approximately $3.09 million for the six months ended March 31, 2025.

First Half 2025 Financial Results

Revenues

Total revenues declined by approximately $1.30 million, or 27.02%, from approximately $4.80 million for the six months ended March 31, 2024, to approximately $3.50 million for the same period of 2025, mainly due to a sharp drop in cross-border sales.

Revenues from cross-border sales fell by approximately $3.74 million, or 82.35%, from approximately $4.54 million for the six months ended March 31, 2024 to approximately $0.80 million for the six months ended March 31, 2025. EXTEND, our Japanese subsidiary, contributed $0.43 million or 12.32% of total revenue, down 87.66% year-over-year. This decline was driven by poor market response to its 3C electronics product strategy. In response, the Company shifted focus to higher-margin, fully managed e-commerce services and reallocated staff accordingly. The cross-border business is now being restructured, with new product selections and the Company plans to explore TikTok store and livestream sales in Japan.

Revenues from Integrated e-commerce services surged by $2.44 million, or 930.08%, from approximately $0.26 million to $2.70 million for the six months ended March 31, 2025, largely due to the launch of fully managed e-commerce operations in 2025. This new model, contributing $2.59 million in revenue and $2.46 million in gross profit, involves end-to-end store management for merchants, with fees based on gross merchandize volume (GMV).

Revenues from digital marketing dropped from approximately $0.13 million for the six months ended March 31, 2024 to approximately $0.08 million for the six months ended March 31, 2025, after ending the Google partnership in January 2025 and beginning deregistration in April. Revenues from training and consulting, TikTok agent services declined by $0.10 million, or 75.25%, from $0.13 million to $0.03 million.

Cost of Revenues

Cost of revenues fell 80.34%, from approximately $4.09 million for the six months ended March 31, 2024, to approximately $0.80 million for the same period in 2025. This was mainly due to a sharp drop in cross-border sales costs, which declined $3.33 million, or 84.09%, from $3.96 million to $0.63 million, reflecting reduced procurement in line with lower sales. In contrast, costs for integrated e-commerce services rose $0.04 million, or 34.55%, from $0.13 million to $0.17 million. Of this, $0.13 million was related to the new fully managed e-commerce business, primarily covering staff salaries. Commission costs declined due to the termination of related services.

Gross Profit

Gross profit increased by approximately $1.99 million, or 280.57%, from approximately $0.71 million to approximately $2.70 million, mainly driven by the new fully managed e-commerce business, which contributed $2.46 million in profit with a 95.12% margin. The high margin was due to low operating costs, mostly staff salaries, with no enterprise resource planning development expenses in the current period as they were previously recognized. Cross-border sales margin improved from 12.70% to 21.31% due to a shift toward higher-margin products. Integrated e-commerce services margin rose from 50.67% to 93.56%, also driven by the new business model.

Operating Expenses

Operating expenses rose by 91.01%, from approximately $2.27 million to approximately $4.34 million, mainly due to higher general and administrative expenses, which increased 123.94%, from $1.74 million to $3.90 million for the six months ended March 31, 2025, which was primarily attributable to the allowance for credit loss, stock-based compensation and post-IPO financial and legal consulting fees.

Selling and marketing expenses dropped 31.15%, from approximately $0.23 million to approximately $0.16 million, due to lower freight and advertising costs, as well as lower marketing and promotion expenses.

Research and development expenses declined 7.87%, from approximately $0.30 million to approximately $0.27 million, as ERP development staff shifted to operational roles and their salaries were reclassified under business costs.

Other Expenses

Other expenses mainly include non-operating income and interest expenses, net. Non-operating income rose from $998 to approximately $0.39 million. Net interest expenses increased significantly from approximately $0.06 million to approximately $1.50 million, mainly due to the issuance of $10 million in convertible bonds in October 2024, with an actual interest rate of 42.52%, generating $1.56 million in interest expenses during the reporting period.

Income Tax (Provision)/Benefit

Income tax (provision) /benefit decreased by approximately $0.56 million, from approximately $0.02 million of tax benefit for the six months ended March 31, 2024 to approximately $0.34 million of tax expenses for the six months ended March 31, 2025. This decrease was primarily attributable to net profit for the fully managed e-commerce operation services with a tax rate of 16.5%.

Net Loss

As a result, net loss increased by approximately $1.68 million, or 119.62%, from approximately $1.41 million to approximately $3.09 million.

About Linkage Global Inc

Linkage Global Inc is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Cayman conducts its operations through its operating subsidiaries in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through its operating subsidiaries, the Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. For more information, please visit www.linkagecc.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31, 2025	As of September 30, 2024
	USD
ASSETS
Current assets
Cash and cash equivalents	328,081	2,000,732
Accounts receivable, net	6,405,486	6,302,696
Inventories, net	35,675	66,331
Deposits paid to media platforms	—	482,650
Prepaid expenses and other current assets, net	1,625,517	2,689,581
Amount due from related parties	1,243,450	—
Short-term loan to third party	8,993,306	410,000
Interest receivable from loan to third party	386,261	—
Total current assets	19,017,776	11,951,990

Non-current assets
Property and equipment, net	50,594	85,807
Right-of-use assets, net	516,167	653,730
Total non-current assets	566,761	739,537
TOTAL ASSETS	19,584,537	12,691,527

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	324,069	624,723
Accrued expenses and other current liabilities	303,413	236,813
Short-term debts	—	32,810
Current portion of long-term debts	243,557	428,702
Contract liabilities	208,483	533,625
Amounts due to related parties	—	314,544
Lease liabilities - current	203,600	231,978
Convertible notes	7,884,325	964,865
Interest payable of convertible notes	1,555,689	—
Income tax payable	850,866	1,017,619
Total current liabilities	11,574,002	4,385,679

Non-current liabilities
Long-term debts	734,023	839,560
Lease liabilities – non-current	334,973	441,504
Total non-current liabilities	1,068,996	1,281,064
Total liabilities	12,642,998	5,666,743

Commitments and contingencies (Note 21)

Shareholders’ equity
Class A ordinary shares (par value of US$0.0025 per share; 998,000,000 ordinary shares authorized, 3,080,000 and 2,150,000 ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively) *	7,700	5,375
Class B ordinary shares (par value of US$0.0025 per share; 2,000,000 ordinary shares authorized, 700,000 and nil ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively) *	1,750	—
Additional paid in capital	8,564,021	5,591,596
Treasury Shares	(500)	—
Statutory reserve	11,348	11,348
Retained earnings	(1,474,142)	1,613,217
Accumulated other comprehensive loss	(168,638)	(196,752)
Total shareholders’ equity	6,941,539	7,024,784
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,584,537	12,691,527

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2025	2024
	USD
Revenues	3,501,947	4,798,363
Cost of revenues	(804,142)	(4,089,486)
Gross profit	2,697,805	708,877

Operating expenses
General and administrative expenses	(3,904,027)	(1,743,309)
Selling and marketing expenses	(157,637)	(228,956)
Research and development expenses	(274,371)	(297,811)
Total operating expenses	(4,336,035)	(2,270,076)
Operating loss	(1,638,230)	(1,561,199)

Other expenses
Interest expenses, net	(1,496,504)	(60,726)
Other non-operating income	387,816	998
Total other expenses	(1,108,688)	(59,728)

Loss before income taxes	(2,746,918)	(1,620,927)
Income tax (provision)/ benefit	(340,441)	215,161
Net loss	(3,087,359)	(1,405,766)
Net loss attributable to the Company’s ordinary shareholders	(3,087,359)	—
Other comprehensive income/(loss)
Foreign currency translation adjustment	28,114	(10,107)
Total comprehensive loss attributable to the Company’s ordinary shareholders	(3,059,245)	(1,415,873)

Loss per ordinary share attributable to ordinary shareholders
Basic and Diluted*	(0.90)	(0.67)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	3,415,533	2,084,890

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2025	2024
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,087,359)	(1,405,766)

Adjustments to reconcile net loss to net cash used in operating activities:
Effect of exchange rate changes	202,551	1,184
Allowance for credit loss	1,344,218	568,229
Interest payable of convertible notes	1,555,689	—
Interest receivable from loan to third party	(386,261)	—
Stock-Based Compensation	1,209,000	—
Depreciation	22,205	40,959
Amortization of lease right-of-use assets	114,791	110,229
Inventory provision	4,328	2,203
Deferred tax benefits	—	(216,713)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,649,559)	(725,166)
Prepaid expenses and other current assets, net	(261,232)	(3,233,957)
Inventories, net	26,328	539,517
Accounts payable	(300,654)	(320,628)
Contract liabilities	(325,142)	25,350
Accrued expenses and other current liabilities	66,600	(5,188)
Amounts due from related parties	341,426	—
Amounts due to related parties	(314,238)	(16,189)
Tax payable	(166,753)	928,135
Operating lease liabilities	(134,909)	(103,326)
Net cash used in operating activities	(1,738,971)	(3,811,127)

Cash flow from investing activities
Repayments of loan to a related party	(99,876)	—
Loan to third party	(8,640,000)	—
Net cash used in investing activities	(8,739,876)	—

Cash flow from financing activities
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	—	5,356,792
Proceeds from Issuance of convertible notes	9,002,368	—
Proceeds from short-term debts	—	132,258
Repayments of short-term debts	(32,810)	(33,726)
Repayments of long-term debts	(124,959)	(179,420)
Repayments of other long-term debts	(108,037)	(878,962)
Payments of listing expenses	—	(150,606)
Net cash provided by financing activities	8,736,562	4,246,336
Effect of exchange rate changes	69,634	(58,969)
Net change in cash and cash equivalents	(1,672,651)	376,240
Cash and cash equivalents, beginning of the period	2,000,732	1,107,480
Cash and cash equivalents, end of the period	328,081	1,483,720

Supplemental disclosures of cash flow information:
Income tax paid	—	150,124
Interest expense paid	33,056	65,901

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	155,160	147,083